Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended
December 31, 2021 and 2020

Expressed in US Dollars

Integra Resources Corp.

Consolidated Financial Statements

For the Years Ended
December 31, 2021 and 2020

Independent Auditor's Report

To the Shareholders of Integra Resources Corp.:

Opinion

We have audited the consolidated financial statements of Integra Resources Corp. (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2021 and December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jenny Lee.

Vancouver, British Columbia
Chartered Professional Accountants
March 30, 2022

Integra Resources Corp.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

	December 31, 2021	December 31, 2020 (Note 21)	January 1, 2020 (Note 21)
Assets
Current Assets
Cash and cash equivalents (Note 5)	$14,337,078	$29,061,142	$24,117,144
Receivables and prepaid expenses (Note 6)	721,556	663,585	546,114
Loan receivable - current portion (Note 6)	47,830	24,752	-
Total Current Assets	15,106,464	29,749,479	24,663,258
Long-Term Deposits (Note 6)	33,294	23,723	16,262
Restricted Cash (Note 7)	18,147	18,144	1,484,941
Loan receivable - non-current portion (Note 6)	119,608	115,248	-
Property, Plant and Equipment (Note 8)	2,631,827	1,642,727	1,105,696
Right-of-Use Assets (Note 9)	759,711	852,642	729,374
Exploration and Evaluation Assets (Note 10)	56,491,140	56,809,632	47,235,079
Total Assets	$75,160,191	$89,211,595	$75,234,610
Liabilities
Current Liabilities
Trade and other payables (Note 12)	$2,487,332	$2,628,158	$1,009,048
Current reclamation and remediation liability (Note 15)	1,875,298	1,919,876	1,785,602
Current lease liability (Note 9)	460,690	369,708	235,323
Current equipment financing liability (Note 13)	202,577	132,351	-
Due to related parties (Note 11)	693,344	641,541	392,463
Total Current Liabilities	5,719,241	5,691,634	3,422,436
Long-Term Lease Liability (Note 9)	380,035	565,163	552,080
Long-Term Equipment Financing Liability (Note 13)	394,960	360,707	-
Reclamation and Remediation Liability (Note 15)	39,590,952	40,767,949	32,332,167
Total Liabilities	46,085,188	47,385,453	36,306,683
Shareholders' Equity
Share Capital (Note 16)	122,010,028	103,147,710	79,744,984
Reserves (Note 16)	7,124,353	5,834,550	4,140,664
Accumulated Other Comprehensive Income	212,831	182,446	2,131,419
Accumulated Deficit	(100,272,209)	(67,338,564)	(47,089,140)
Total Equity	29,075,003	41,826,142	38,927,927
Total Liabilities and Equity	$75,160,191	$89,211,595	$75,234,610

Nature of Operations (Note 1); Commitments (Note 14); Subsequent Events (Note 20)

These consolidated financial statements were authorized for issue by the Board of Directors on March 30, 2022. They are signed on the Company's behalf by:

"Stephen de Jong"          , Director                                                                 "Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in US Dollars)

	Years Ended December 31,
	2021	2020 (Note 21)
Operating Expenses
General and Administrative Expenses
Depreciation - Property, plant and equipment (Note 8)	$(467,703)	$(302,470)
Depreciation - Right-of-use assets (Note 9)	(460,254)	(305,389)
Compensation and benefits	(2,428,809)	(2,061,723)
Corporate development and marketing	(303,034)	(613,724)
Office and site administration expenses	(1,586,233)	(713,011)
Professional fees	(295,971)	(416,906)
Regulatory fees	(225,448)	(257,825)
Stock-based compensation (Note 16)	(1,863,085)	(1,693,886)
	(7,630,537)	(6,364,934)

Exploration and Evaluation Expenses (Note 10)	(24,072,394)	(12,774,217)
Operating Loss	$(31,702,931)	$(19,139,151)
Other Income (Expense)
Interest income	$39,725	$203,887
Interest income - Loan receivable (Note 6)	7,624	-
Lease interest expenses (Note 9)	(76,345)	(68,785)
Financing interest expenses (Note 13)	(37,410)	(21,847)
Rent income - sublease (Note 9)	71,797	48,026
Reclamation accretion expenses (Note 15)	(787,859)	(704,349)
Gain on equipment sold	6,800	15,550
Foreign exchange loss	(455,046)	(582,755)
Total Other Income (Expense)	$(1,230,714)	$(1,110,273)
Net Loss	$(32,933,645)	$(20,249,424)
Other Comprehensive Income (Loss)
Foreign exchange translation	$30,385	$(1,948,973)
Presentation currency translation difference	450,366	2,406,085
Other Comprehensive Income	$480,751	$457,112
Comprehensive Loss	$(32,452,894)	$(19,792,312)
Net Loss Per Share (Note 19)
- basic and diluted	$(0.58)	$(0.41)
Weighted Average Number of Shares (000's)
- basic and diluted (000's) (Note 19)	57,032	49,844

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.
Consolidated Statements of Changes in Equity
(Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
	Number of Shares	Amount	Equity Incentive Awards	Warrants	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance at December 31, 2019 (Note 21)	47,823,177	$79,744,984	$3,415,790	$724,874	$2,131,419	$(47,089,140)	$38,927,927
Share issued for cash	6,785,000	23,069,000	-	-	-	-	23,069,000
Share issue cost - cash	-	(2,072,359)	-	-	-	-	(2,072,359)
Share-based payments - options	-	-	1,693,886	-	-	-	1,693,886
Other comprehensive loss	-	-	-	-	(1,948,973)	-	(1,948,973)
Presentation currency translation difference	-	2,406,085	-	-	-	-	2,406,085
Net loss	-	-	-	-	-	(20,249,424)	(20,249,424)
Balance at December 31, 2020 (Note 21)	54,608,177	$103,147,710	$5,109,676	$724,874	$182,446	$(67,338,564)	$41,826,142
Shares issued for cash - ATM	516,950	1,674,621	-	-	-	-	1,674,621
Shares issued for cash - financing	6,785,000	17,301,750	-	-	-	-	17,301,750
Share issue cost - cash	-	(1,441,386)	-	-	-	-	(1,441,386)
Share-based payments - equity incentive awards	-	-	1,863,085	-	-	-	1,863,085
Options exercised	193,066	605,367	(229,214)	-	-	-	376,153
RSUs vested - share issuance	67,019	271,600	(365,096)	-	-	-	(93,496)
RSU vested - cash redemption	-	-	21,028	-	-	-	21,028
Presentation currency translation difference	-	450,366	-	-	-	-	450,366
Other comprehensive income	-	-	-	-	30,385	-	30,385
Net loss	-	-	-	-	-	(32,933,645)	(32,933,645)
Balance at December 31, 2021	62,170,212	$122,010,028	$6,399,479	$724,874	$212,831	$(100,272,209)	$29,075,003

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp.

Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Years Ended December 31,
	2021	2020 (Note 21)
Operations
Net loss	$(32,933,645)	$(20,249,424)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - Property, plant and equipment (Note 8)	467,703	302,470
Depreciation - Right-of-use assets (Note 9)	460,254	305,389
Lease interest expenses (Note 9)	76,345	68,785
Financing interest expenses (Note 13)	-	21,847
Reclamation accretion expenses (Note 15)	787,859	704,349
Reclamation expenditures (Note 15)	(1,585,396)	(1,480,166)
Unrealized foreign exchange loss	483,490	411,908
Share-based payment (Note 16)	1,863,085	1,693,886
Net change in non-cash working capital items:
Receivables, prepaid expenses and other assets	(63,008)	(111,235)
Loan receivable (Note 6)	(35,000)	(132,877)
Lease liabilities	(80,701)	(72,268)
Financing liabilities	-	47,481
Trade and other payables	(6,288)	1,412,600
Due to related parties	51,803	228,916
Cash flow used in operating activities	(30,513,499)	(16,848,339)
Investing
Additions to property, plant and equipment	(1,187,311)	(314,009)
Long-term investments (Note 7)	74	1,392,510
Loan receivable - principal portion (Note 6)	7,562	-
Property acquisition costs	(112,950)	(165,250)
Cash flow provided by (used in) investing activities	(1,292,625)	913,251
Financing
Issuance of common shares - ATM & financing (Note 16)	18,976,371	23,069,000
Issuance of common shares - Options & RSUs (Note 16)	303,685	-
Share issue costs	(1,581,119)	(1,850,464)
Lease principal payments (Note 9)	(460,671)	(270,122)
Financing principal payments (Note 13)	(156,206)	(69,328)
Cash flow provided by financing activities	17,082,060	20,879,086
Increase (Decrease) in cash and cash equivalents	(14,724,064)	4,943,998
Cash and cash equivalents at beginning of year	29,061,142	24,117,144

Cash and cash equivalents at end of year	$14,337,078	$29,061,142

Supplemental disclosure of non-cash activities in Note 18

The accompanying notes are an integral part of these consolidated financial statements.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

1.   NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc. On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd. The amalgamated company continued to operate as Fort Chimo Minerals Inc. On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020. The common shares ceased trading on the OTCQX concurrently with the NYSE American listing.

Integra is a development stage company engaged in the acquisition, exploration, and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighboring DeLamar and Florida Mountain Gold and Silver Deposits ("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in southwestern Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

The COVID-19 global outbreak may have an impact on the Company's business. Management has put in place all necessary measures to protect its employees' safety and to secure essential site activities. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread or/and travel restrictions re-instated, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants, and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

2.   BASIS OF PREPARATION

2.1 Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards ("IFRS") and International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee ("IFRIC"), effective for the Company's reporting for the year ended December 31, 2021.

These consolidated financial statements were authorized by the Board of Directors of the Company on March 30, 2022.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies

(a) Basis of Consolidation

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., and DeLamar Mining Company. All intercompany balances and transactions are eliminated upon consolidation.

(b) Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual accounting basis, except for cash flow information.

(c) Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar ("CAD"). The functional currency of the Company's two US subsidiaries is the US dollar ("USD"). The presentation currency of the Company was the Canadian dollar up to September 30, 2021. The Company changed its presentation currency to the US dollar as of December 31, 2021 (see Note 2.2 (d)).

Foreign currency transactions and balances

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

When a foreign currency transaction involves an advance payment or receipt, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognized the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income (loss), with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income (loss) as part of the gain or loss on sale.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(c) Foreign Currency Translation (continued)

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the parent's company and its Canadian subsidiary which have the Canadian dollar as a functional currency have been translated into US dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets;

iii) All resulting translation differences are recognized in other comprehensive income (loss).

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

(d) Presentation Currency Change

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will be performed on a quarterly basis.

The presentation currency change is regulated by IAS 8. Translation of the consolidated financial statements has been performed retroactively. The Company is not required to re-file previously filed financial statements or to revise its previous tax returns.

The comparative periods in these consolidated financial statements for the year ended December 31, 2021 have been restated from CAD to USD (see Note 21).

In order to satisfy the requirements of IAS 21 - The effects of changes in foreign exchange rates with respect to the change in presentation currency, these consolidated financial statements for the year ended December 31, 2021 have been translated from CAD to USD using the following procedures:

- Assets and liabilities for each consolidated statement of financial position presented (including comparatives) were translated at the closing rate at the date of that statement of financial position.

- Income and expenses for each statement presenting profit or loss and other comprehensive income (loss) (including comparatives) were translated at the average exchange rates.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(d) Presentation Currency Change (continued)

- Consolidated statements of changes in equity: a) Share capital amounts were translated at the closing rate at the date of the statement of financial position, except for common shares issuance in USD dollars. All resulting differences were reported in the "presentation currency translation difference" line in the statements of changes in equity; b) Reserve items were translated at the average exchange rates; and c) Deficit amounts were translated at the average rates, and all resulting translation differences were reported in the other comprehensive income (loss) line.

- Consolidated statements of cash flows were translated at the average exchange rates.

(e) Cash and Cash Equivalents

Cash and cash equivalents are carried in the consolidated statements of financial position at fair value. Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash or have maturity dates at the date of purchase of three months or less.

Restricted cash is cash held in a bank account that is not available for the Company's general use.

(f) Exploration and Evaluation Properties, and Mineral Properties

Exploration and Evaluation Properties

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation, and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(f) Exploration and Evaluation Properties, and Mineral Properties (continued)

Exploration and Evaluation Properties (continued)

License costs paid in connection with a right to explore in an existing exploration area are expensed as incurred.

Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, unless it is concluded that a future economic benefit is more likely than not to be realized.

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are utilized. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation expenditures incurred on a license where a NI 43-101 - Standards of Disclosure for Mineral Projects ("43-101") compliant resource has not yet been established are expensed as incurred until sufficient evaluation has occurred in order to establish a 43-101 compliant resource and on completion of a pre-feasibility study. Costs expensed during this phase are included in "exploration and evaluation expenses" in the consolidated statements of operations and comprehensive loss.

Costs of acquiring exploration and evaluation assets are capitalized. They are subsequently measured at cost less accumulated impairment.

Once development is sanctioned, exploration and evaluation assets are tested for impairment and transferred from "Exploration and Evaluation Assets" to "Mineral Properties and Deferred Development Costs" or "Property, Plant & Equipment" depending on the nature of the asset. No amortization is charged during the exploration and evaluation phase.

Mineral Properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices.

Prior to capitalizing such costs, management determines if there is a probable future benefit that will contribute to future cash inflows, the Company can obtain the benefit and control access to it, and if the transaction or event giving rise to the benefit has already occurred.

If the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed in the consolidated statements of operations and comprehensive loss.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(f) Exploration and Evaluation Properties, and Mineral Properties (continued)

Mineral Properties (continued)

Amortization and Depletion

Exploration and evaluation assets and Mineral properties are not subject to depletion or amortization until a commercial production starts - they are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

Disposal

At the disposal, gains or losses of an item within Exploration and Evaluation Properties, or Mineral Properties are calculated as the difference between the proceeds from disposal and the carrying amount. Those gains or losses are recognized net within other income in profit or loss.

(g) Plant, Property and Equipment

Equipment items are recorded at cost and depreciated over their estimated useful lives. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The Company's capitalization threshold is $2,500. Where an equipment item comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Equipment items are depreciated on a straight-line basis over their estimated useful lives at the following rates:

                         Computers and software                                        30%

                         Office furniture and equipment                             20%

                         Vehicles                                                                 30%

                         Buildings and office improvements                        4%

                         Exploration building and water wells                   10%

                         Roads                                                                       8%

                         Exploration equipment                                          20%

                         Water treatment equipment                                   20%

 Permanent reclamation equipment                      30%

                           Development equipment                                          8%

Land is not depreciated. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(h) Leased Assets

Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The right-to-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct cost (e.g., commissions) and an estimate of restoration, removal and dismantling costs. The lease liability is initially measured at the present value of the lease payments to be made over the lease term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. Subsequently, lessees accrete the lease liability to reflect interest and reduce the liability to reflect lease payments made, and the related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment. Right-of-use assets are subject to impairment testing under IAS 36 Impairment of Assets. Short-term leases and leases with low value underlying assets are recognized on a straight-line basis in the Company's consolidated statements of operations and comprehensive loss.

(i) Impairment of Non-Financial Assets

The Company's mineral properties and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if any indications of impairment surface. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and the asset's value in use. If the asset's carrying amount exceeds its recoverable amount, then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the consolidated statements of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company's continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(j) Share Capital

Financial instruments issued by the Company are classified as equity only to the extend that they do not meet the definition of a financial liability or financial asset. The Company's common shares and share warrants are classified as equity instruments.

If the Company issues units as part of financing, consisting of both common shares and common share purchase warrants, the fair value of the warrants is determined using the Black-Scholes pricing model, and the remaining value is assigned to the common shares.

Equity-settled share-based compensation arrangements as per the Company's equity incentive plan (which includes stock options, restricted share units, and deferred share units) are measured at fair value at the date of grant and recorded within equity. The Company recognizes compensation expense for all stock options based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing method. For equity settled restricted and deferred share units, compensation expense is recognized based on the quoted market value of the shares. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders' equity. The amount recognized as an expense is reversed to reflect stock options, restricted share units and deferred share units forfeited, so no expense will remain in the financial records in relation to the forfeited agreements.

(k) Reclamation and Remediation Provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets, or expensed to exploration, evaluation and development expenses where there is no carrying value of the related assets.

In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the consolidated statements of operations and comprehensive loss as finance cost. Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation obligations.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(l) Income Taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management's estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Stock options and share purchase warrants are typically dilutive when the Company has net income for the period and the average market price of the common shares during the period exceeds the exercise price of the stock option and/or share purchase warrant.

The Company follows the treasury stock method for the calculation of diluted earnings per share. That method assumes that outstanding stock options and warrants with an average exercise price below the market price, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. Under this method, diluted earnings per share are calculated by dividing net earnings for the period by the diluted weighted average shares outstanding during the period.

(n) Contingencies

Due to the size, complexity, and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In case that management's estimate of the future resolution of these events changes, the Company will recognize the effects of those changes in the consolidated financial statements on the date such changes occur.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(o) Financial Instruments

The classification and measurement of financial assets is based on the purpose for which the financial assets were acquired. The classification of investments in debt instruments is driven by the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, the Company can elect (on an instrument-by-instrument basis) to designate them as FVTOCI on the acquisition day.

Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

• Fair value through other comprehensive income ("FVTOCI")

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments for which an entity is allowed to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at fair value through profit or loss ("FVTPL") to present subsequent changes in FVTOCI.

• Fair value through profit or loss ("FVTPL")

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(o) Financial Instruments (continued)

The expected credit loss impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease is related to an event occurring after the impairment was recognized.

Loan receivable

This loan is regulated by the IFRS 9 - Financial instruments. The impairment test is based on the "expected credit loss" ("ECL") model. ECL is based on the evaluation of the range of possible outcomes, incorporating the time value of money (discount rate, based on the effective interest rate). It represents a probability-weighted estimate of the difference over the remaining life of the financial instrument between the present value of contractual cash flows and the present value of cash flows lenders expect to receive. It should be assessed for 12-month period (if there is no significant increase in credit risk since initial recognition) or for the whole term (if there is significant increase in credit risk since initial recognition). "12-month ECL" is the expected credit loss resulting from default events that are possible within 12 months after the reporting date. It is not the expected cash shortfalls over the 12-month period, but the entire credit loss on an asset weighted by the probability that the loss will occur in the next 12-month period.

Financial liabilities are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

Equipment Financing Liability

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

(p) Revenue from Contracts with Customers

The Company recognizes revenue from the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To recognize revenue, the Company should identify the contract with customers, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each obligation, and recognize revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service).

2.3 Adoption of New Standards

New Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (IASB) that are mandatory for accounting periods on or after January 1, 2021. Integra adopted the following amendments in 2021.

Interest Rate Benchmark Reform Phase II - IFRS 9 Financial Instruments, IAS 39 Financial Instruments, IFRS 7 Financial Instruments Disclosures, IFRS 4, Insurance Contracts, and IFRS 16, Leases - Amendments: In August 2020, IASB issued the second phase of this reform, addressing the effects of the reform on a company's financial statements that arise when an interest rate benchmark used to calculate interest on loans, leases, and hedge contracts is replaced with an alternative benchmark rate. It provides guidance on how to treat financial asserts and financial liabilities where the basis for determining the contractual cash flows changes due to the reform. The amendments are effective for annual periods beginning on or after January 1, 2021. No reinstatements of prior periods are required, except there could be some potential reinstatements of hedge relationships that were discontinued due to changes directly required by the reform.

Amendments to IAS 16 PP&E - Proceeds before intendent use: In May 2020, the International Accounting Standards Board (IASB) issued amendments to update IAS 16 PP&E. The Accounting Standards Board (AcSB) completed its endorsement process and incorporated the amendments into Part I of the CPA Canada Handbook - Accounting in September 2020. In the process of making an item of PP&E available for its intended use, a company may produce and sell items - e.g. minerals extracted in the process of constructing an underground mine or oil and gas from testing wells before starting production. These amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be available for use. Instead, the proceeds from selling such items, and the costs of producing those items, would be recognized in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Integra has early adopted these amendments, as permitted.

The Company assessed that these amendments have no impact on its consolidated financial statements.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The Company has identified the following areas where estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company's consolidated statements of financial position reported in future periods.

Significant Accounting Estimates

  (a)  Mineral Resource and Assessment of Impairment

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive loss.

(b)  Share-Based Payments

The determination of the fair value of stock options or warrants using the Black-Scholes option pricing model, requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2.   BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

      Significant Accounting Estimates (continued)

(c) Current and Deferred Taxes

Tax regulations are very complex and changing regularly. As a result, the Company is required to make judgments about the tax applications, the timing of temporary difference reversals, and the estimated realization of tax assets. Also, all tax returns are subject to further government's reviews, with the potential reassessments. All those facts can impact current and deferred tax provisions, deferred tax assets and liabilities, and operation results.

(d) Reclamation and Remediation Provision

The Company assesses its reclamation and remediation provisions annually or when new material information is available. The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates are related to the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(e) Property, Plant and Equipment

Equipment items are recorded at cost and depreciated over their estimated useful lives. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Equipment items are depreciated on a straight-line basis over their estimated useful lives. Management reviews the estimated useful lives, residual values, and depreciation methods at the end of each financial year, and when circumstances indicate that such reviews should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

Significant Accounting Judgments

(a) Going Concern

These consolidated financial statements have been prepared on a going concern basis and do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Management has applied judgment in the assessment of the Company's ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the end of the reporting period.

Given the judgment involved, actual results may lead to a materially different outcome.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments (continued)

Significant Accounting Judgments (continued)

(b) Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

(c) Assessment of Lease

The Company assessed whether a contract is or contains a lease. This assessment involves the exercise of judgment about whether it depends on a specific asset, whether the company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset.

(d) Presentation Currency Change

Effective December 31, 2021, the Company changed its presentation currency from the Canadian dollar to the US dollar, to better reflect the Company's business activities. This change has been applied retrospectively (see Note 21).

3. CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company's working capital as of December 31, 2021 was $9,387,223 (December 31, 2020 - $24,057,845; January 1, 2020 - $21,240,822). The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable. The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects. There is no assurance that the Company will be able to raise additional funds on reasonable terms. The only sources of future funds presently available to the Company are through the exercise of options, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

3. CAPITAL MANAGEMENT (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2021.

4. FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL), or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

  The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Loan receivable	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Equipment financing liability	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at December 31, 2021, December 31, 2020, and January 1, 2020:

	Level	December 31, 2021	December 31, 2020	January 1, 2020
FINANCIAL ASSETS:

Cash and cash equivalents	1	$14,337,078	$29,061,142	$24,117,144

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

    Fair value estimates of all financial instruments are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company's lease liability and equipment financing liability are recorded at amortized costs using effective interest rate method. Lease liability and equipment financing liabilities are initially measured at the present value of the payments to be made over the lease (financing) term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. For restricted cash, lease liabilities and equipment financing liabilities, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

b. Receivables (excluding tax receivables) - The Company is not exposed to significant credit risk as its receivables are insignificant.

c. Loan receivable - An impairment test based on the expected loss model is being performed quarterly, and management assessed that the credit risk related to the loan receivable is low (see Note 6).

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. There is no interest rate risk related to the Company's financing liability. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company considers this risk to be immaterial.

b. Foreign Exchange Risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the US. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds most of its cash and short-term investments in USD (see Note 5).

During the year ended December 31, 2021, the Company recognized a net foreign exchange loss of $455,046. Based on the Company's net foreign currency exposure at December 31, 2021, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At December 31, 2021	Possible exposure*	Impact on net loss	Impact on net loss

US dollar	+/-5%	$657,548	$(657,548)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5. CASH AND CASH EQUIVALENTS

    The balance at December 31, 2021 consists of $3,294,174 in cash and $11,042,904 held in short-term investments (December 31, 2020 - $27,653,951 in cash and $1,407,191 in short-term investments; January 1, 2020 - $17,362,582 in cash and $6,754,562 in short-term investments) on deposit with major Canadian and US banks. Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 0.40% (investments in US$) and 0.25% (investments in C$). As of December 31, 2021, the Company held approximately 98% (December 31, 2020 - 93%; January 1, 2020 - 39%) of its cash and short-term investments in US dollar.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND LOAN RECEIVABLE

Receivables and Prepaid Expenses As at	December 31, 2021	December 31, 2020	January 1, 2020
Receivables	$37,202	$32,094	$85,907
Prepaid expenses	684,354	631,491	460,207
Total Receivables and Prepaid Expenses	$721,556	$663,585	$546,114

Long-Term Deposits As at	December 31, 2021	December 31, 2020	January 1, 2020
Long-term security deposit*	$33,294	$23,723	$16,262
Total Long-Term Deposits	$33,294	$23,723	$16,262

*Long-term security deposit is related to the head-office lease, Boise office lease, utility, equipment rental, and the campground lease security deposits.

At December 31, 2021, December 31, 2020, and January 1, 2020, the Company anticipates full recovery or full utilization of these amounts and therefore no impairment has been recorded against these receivables, prepaid expenses, and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at December 31, 2021, December 31, 2020, and January 1, 2020.

Loan receivable

In August 2020, the Company extended a $140,000 loan to a local entrepreneur to complete the construction of a restaurant in Jordan Valley. The loan was subsequently increased from $140,000 to $175,000 in early 2021. The loan bears a 6.0% interest rate per annum for a five-year term and the monthly loan instalment is $3,383. The loan is fully secured by the premises and all property affixed or attached to or incorporated upon the premises.

The first payment was originally due on January 31, 2021 but was subsequently deferred to April 30, 2021. A total of three repayments were made in 2021. This restaurant is now serving the local community and the Company's employees and contractors.

A summary of the changes in the loan receivable for the years ended December 31, 2021 and 2020 is as follows:

Loan receivable
Balance, January 1, 2020	$-
Loan receivable	140,000
Principal payments	-
Balance, December 31, 2020	$140,000
Loan receivable - addition	35,000
Principal payments	(7,562)
Balance, December 31, 2021	$167,438

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND LOAN RECEIVABLE (continued)

      Loan receivable (continued)

	December 31, 2021	December 31, 2020
Current portion	$47,830	$24,752
Non-current portion	119,608	115,248

Interest income in the current year ended December 31, 2021 was $7,624 (December 31, 2020 - $Nil) - $5,037 was accrued for July - December 2021 (included in the "Interest income - loan receivable").

An impairment test is being performed quarterly, based on the expected credit loss model. Management assessed the credit risk related to the loan as low (Note 4(i)). Integra is protected as the loan is fully secured on building and land, as per the Promissory Note agreement.

  7. RESTRICTED CASH

The Company's restricted cash at December 31, 2021 consists of $18,147 (December 31, 2020 - $18,144; January 1, 2020 - $1,484,941), in credit card security deposits. The December 31, 2020 balance was related to the same item, and the January 1, 2020 balance was comprised of cash collateral for surety bonds held as a security for the Company's reclamation and remediation obligations (returned to the Company in 2020) and long-term credit card security deposits.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at January 1, 2020	$170,301	$39,562	$57,846	$683,704	$358,804	$1,310,217
Additions (adjustments)	39,753	2,832	37,029	17,581	734,228	831,423
Translation difference	3,458	684	-	1,109	-	5,251
Balance at December 31, 2020	213,512	43,078	94,875	702,394	1,093,032	2,146,891
Additions (adjustments)	28,489	-	124,391	740,405	555,510	1,448,795
Translation difference	253	160	-	240	-	653
Balance at December 31, 2021	$242,254	$43,238	$219,266	$1,443,039	$1,648,542	$3,596,339

Accumulated Depreciation
Balance at January 1, 2020	$(65,830)	$(14,547)	$(15,698)	$(27,030)	$(81,416)	$(204,521)
Depreciation	(56,052)	(7,983)	(25,886)	(49,155)	(157,271)	(296,347)
Translation difference	(2,969)	(261)	-	(66)	-	(3,296)
Balance at December 31, 2020	(124,851)	(22,791)	(41,584)	(76,251)	(238,687)	(504,164)
Depreciation	(53,667)	(8,536)	(40,573)	(73,223)	(284,053)	(460,052)
Translation difference	(185)	(85)	-	(26)	-	(296)
Balance at December 31, 2021	$(178,703)	$(31,412)	$(82,157)	$(149,500)	$(522,740)	$(964,512)

Carrying amounts

January 1, 2020	$104,471	$25,015	$42,148	$656,674	$277,388	$1,105,696
December 31, 2020	$88,661	$20,287	$53,291	$626,143	$854,345	$1,642,727
December 31, 2021	$63,551	$11,826	$137,109	$1,293,539	$1,125,802	$2,631,827

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

A summary of the changes in right-of-use assets for the years ended December 31, 2021 and 2020 is as follows:

Right-of-Use Assets	Head office rent (5-year term)	Vehicles (3 & 4-year term)	Equipment (3-year term)	DeLamar office rent (3.7 and 5-year terms)	Total
Balance, January 1, 2020	$545,213	$66,618	$117,543	$-	$729,374
Additions	4,085	231,864	655	190,182	426,786
Depreciation	(178,695)	(69,070)	(40,300)	(26,414)	(314,479)
Translation differences	10,961	-	-	-	10,961
Balance, December 31, 2020	381,564	229,412	77,898	163,768	852,642
Additions	1,508	208,538	712	152,896	363,654
Depreciation	(179,457)	(147,260)	(40,300)	(91,193)	(458,210)
Translation differences	1,625	-	-	-	1,625
Balance, December 31, 2021	$205,240	$290,690	$38,310	$225,471	$759,711

A summary of the changes in lease liabilities for the years ended December 31, 2021 and 2020 is as follows:

Lease Liabilities	Head office rent	Vehicles	Equipment	DeLamar office rent	Total
Balance, January 1, 2020	$601,692	$67,653	$118,058	$-	$787,403
Short-term lease liability at initial recognition	-	69,121	-	66,219	135,340
Long-term lease liability at initial recognition	(2,075)	162,744	-	123,963	284,632
Payments - principal portion	(159,752)	(80,349)	(36,229)	(9,942)	(286,272)
Adjustments	1,670	-	-	-	1,670
Translation differences	12,098	-	-	-	12,098
Balance, December 31, 2020	453,633	219,169	81,829	180,240	934,871
Short-term lease liability at initial recognition	-	65,679	-	41,699	107,378
Long-term lease liability at initial recognition	3,158	142,859	-	111,197	257,214
Payments - principal portion	(177,986)	(143,628)	(40,122)	(86,793)	(448,529)
Adjustments (rent adjustments & final payment reconciliations)	(9,798)	(1,576)	-	(768)	(12,142)
Translation differences	1,933	-	-	-	1,933
Balance, December 31, 2021	$270,940	$282,503	$41,707	$245,575	$840,725

Right-of-use assets are initially measured at cost, which comprise the initial amount of lease liabilities, adjusted for lease prepayments, lease incentive received, lease initial direct costs, and an estimate of restauration, removal, and dismantling costs. Those right-of-use assets are depreciated on a straight-line basis, over the lease terms.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Lease liabilities are initially measured at the present value of the lease payments to be made over the lease terms, using the effective interest method for the present value determination. When the rate implicit in the lease cannot be readily determined, the Company applied an estimated incremental borrowing rate. The applied interest rates in these leases ranged between 6.34% and 9.24%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

  Carrying lease liabilities amounts and the interest expense changes are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities	Interest expenses
Balance, January 1, 2020	$235,323	$552,080	$787,403	$66,671
Balance, December 31, 2020	369,708	565,163	934,871	68,785
Balance, December 31, 2021	$460,690	$380,035	$840,725	$76,345

The Company subleased a portion of its head office to three companies for a rent income of $71,797 in the current year ended December 31, 2021 (December 31, 2020 - $48,026). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the year ended December 31, 2021, the Company expensed $93,154 (December 31, 2020 - $89,166) related to these operating leases. The Company's short-term lease commitment as of December 31, 2021 was $19,068 (December 31, 2020 - $12,470).

10. EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3,693,269 on the closing date. The Company paid $2mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019. In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019. That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

A portion of the DeLamar Project was subject to a 2.5% NSR payable to Kinross. In December 2019, Kinross Gold USA Inc. informed DeLamar that its affiliate Kinross has entered a Royal Purchase and Sale Agreement dated December 1, 2019 whereby Kinross agreed to sell, assign, transfer, and convey to Maverix Metals (Nevada) Inc. and Maverix Metals Inc. all of Kinross' or its applicable subsidiaries' rights, titles, and interests in a portfolio of royalties, including the net smelter returns royalty governed by the Royalty Agreement. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of $7.9mm (C$10mm).

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2mm in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6mm at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4mm at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select $200,000 over a period of four years in annual payments, as per the following schedule:

  $20,000 cash at execution of the option agreement (paid in December 2018);
  $20,000 cash on the six-month anniversary (paid in June 2019);
  $30,000 cash on the one-year anniversary (paid in December 2019);
  $30,000 cash on the second anniversary (paid in December 2020);
  $30,000 cash on the third anniversary (paid in December 2021); and
  $70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

On June 21, 2021, Gold Royalty Corp. ("GRC") and Ely Gold announced that they have entered into a definitive agreement pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The transaction was subsequently completed on August 23, 2021, with no impact on the option agreement the Company signed with Nevada Select.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Assets Summary:

Total
Balance at January 1, 2020	$47,235,079
Land acquisitions/option payments	36,000
Claim staking	54,626
Legal expenses	4,365
Title review and environment	6,816
Reclamation adjustment*	9,425,220
Depreciation**	(7,424)
Total	56,754,682
Advance minimum royalty	54,950
Balance at December 31, 2020	56,809,632
Land acquisitions/option payments	45,000
Claim staking	3,000
Reclamation adjustment*	(424,038)
Depreciation**	(7,404)
Total	56,426,190
Advance minimum royalty	64,950
Balance at December 31, 2021	$56,491,140

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 15.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $24,072,394 in exploration and evaluation activities during the year ended December 31, 2021 (December 31, 2020 - $12,774,217).

The following tables outline the Company's exploration and evaluation expense summary for the years ended December 31, 2021 and 2020:

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expense Summary:

December 31, 2021	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$1,164,217	$5,089,592	$601,761	$1,071,786	$-	$7,927,356
Contract metallurgical drilling	424,819	-	-	-	-	424,819
Contract condemnation drilling	226,752	-	-	-	-	226,752
Exploration drilling - other drilling labour & related costs	762,001	2,628,087	445,944	598,134	-	4,434,166
Metallurgical drilling - other drilling labour & related costs	196,570	-	-	-	-	196,570
Condemnation drilling - other drilling labour & related costs	124,235	-	-	-	-	124,235
Other exploration expenses*	153,982	-	17,232	222,359	1,447,921	1,841,494
Other development expenses**	-	-	-	-	1,664,611	1,664,611
Land***	231,544	103,877	2,815	21,772	236,426	596,434
Permitting	-	-	-	-	4,357,412	4,357,412
Metallurgical test work	238,965	179,874	-	-	-	418,839
Technical reports and studies	-	-	-	-	1,640,468	1,640,468
Community engagement	-	-	-	-	219,238	219,238
Total	$3,523,085	$8,001,430	$1,067,752	$1,914,051	$9,566,076	$24,072,394

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses
December 31, 2020	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$368,944	$2,310,366	$740,989	$-	$-	$3,420,299
Contract metallurgical drilling	737,431	-	-	-	-	737,431
Exploration drilling - other drilling labour & related costs	240,249	1,195,220	446,690	272,597	-	2,154,756
Metallurgical drilling - other
drilling labour & related costs	318,201	-	-	-	-	318,201
Other exploration expenses*	-	321,755	-	405,750	1,310,546	2,038,051
Other development expenses**	-	-	-	-	1,006,451	1,006,451
Land***	162,816	88,451	4,528	26,188	218,829	500,182
Permitting	-	-	-	-	1,619,696	1,619,696
Metallurgy test work	239,985	239,884	-	-	-	479,869
Technical reports and studies	-	-	-	-	327,020	327,020
Community engagement	-	-	-	-	172,261	172,261
Total	$2,066,996	$4,155,676	$1,192,207	$704,535	$4,654,803	$12,774,217

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As December 31, 2021, $693,344 (December 31, 2020 - $641,541; January 1, 2020 - $392,463) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses. Receivables from related parties (related to rent and office expenses) as of December 31, 2021 were $Nil (December 31, 2020 - $7,474; January 1, 2020 - $16,465) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the years ended December 31, 2021 and 2020 were as follows:

	December 31, 2021	December 31, 2020
Short-term benefits*	$1,806,716	$1,583,279
Associate companies**	(18,137)	(23,061)
Stock-based compensation	1,173,216	1,314,431
Total	$2,961,795	$2,874,649

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

In the current year ended December 31, 2021, the Company issued 30,168 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of each quarter. DSUs granted in the previous periods vested in full at the grant date. DSUs granted in December 2021 will vest in 12 months. The share-based payment related to these DSUs was calculated as $75,086, of which $57,881 was expensed in the current year (included in the above table under stock-based compensation).

The Company did not issue DSUs in lieu of directors' fees in 2020. The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership.

12. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities. The usual credit period taken for trade purchases is 30 days. The majority of the Company's payables relates to development and exploration expenditures, legal and office expenses, and consulting fees.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

12. TRADE AND OTHER PAYABLES (continued)

The following is a breakdown of the trade and other payables:

As at	December 31, 2021	December 31, 2020	January 1, 2020
Total Accounts Payable	$1,531,901	$2,081,958	$583,946
Accrued Liabilities	955,431	546,200	425,102
Total Trade and Other Payables	$2,487,332	$2,628,158	$1,009,048

Accrued liabilities at December 31, 2021, December 31, 2020, and January 1, 2020, include mostly accruals for project exploration and development expenditures, payroll, vacation, professional services, and office expenses.

13. EQUIPMENT FINANCING

During the previous fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of $0.6mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

During the second quarter of 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of $0.3mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the financing incurred in the second quarter of 2021. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

A summary of the changes in the equipment financing liabilities and the interest expenses for the years ended December 31, 2021 and 2020 is as follows:

Financing Liabilities Equipment
Balance, January 1, 2020	$-
Financing liabilities at initial recognition	566,103
Principal payments	(73,045)
Balance, December 31, 2020	493,058
Addition	260,685
Principal payments	(156,206)
Balance, December 31, 2021	$597,537

	December 31, 2021	December 31, 2020
Current liability portion	$202,577	$132,351
Long-term liability portion	394,960	360,707

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

13. EQUIPMENT FINANCING (continued)

Interest expenses
Balance, December 31, 2020	$21,847
Balance, December 31, 2021	$37,410

14. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of C$10 million (US$7.9 million).

Please see Note 10 for additional details.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation was $64,950 for 2021 (December 31, 2020 - $54,950), fully paid in the current year.

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments was $329,331 for 2021 (December 31, 2020 - $195,193), fully paid in the current year.

The Company's obligation for BML claim fees was $191,565 for 2021 (December 31, 2020 - $191,651), and it was paid in full in the current year.

The increase in land related payments from 2020 to 2021 is mostly a result of the Company's increased land position and new land leases.

Other Commitments

 The Company's commitments and contractual obligations at December 31, 2021 are as follows:

Commitments and contractual obligations	Less than one year commitment	1 - 3 years commitment	3 - 5 years commitment	Over 5 years commitment	Total
Contractual obligations*	953,841	388,040	116,520	-	1,458,401
Total	$953,841	$388,040	$116,520	$-	$1,458,401

*Contractual obligations are related to various exploration and development commitments.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

For the year ended December 31, 2020, the Company reviewed and revised some of its December 31, 2019 assumptions and estimates. The discount rate assumption changed significantly in 2020 as it is based on the US Treasury rate. As a result, the discount rate decreased from 2.39% to 1.65% in the year ended December 31, 2020, which increased the present value of the reclamation liability. The inflation rates have been revised to 1.50% for 2021 and 2.0% for the following years. The company applied 0% market risk premium for 2020, 2.5% for 2021 and 2022, and 5% for the following years. The Company maintained the same market risk premium for the year ended December 31, 2020.

For the year ended December 31, 2021, the Company reviewed and revised some of its December 31, 2020 assumptions and estimates. The discount rate assumption changed in 2021 as it is based on the US Treasury rate. As a result, the discount rate increased from 1.65% to 1.90% in the current period, which decreased the present value of the reclamation liability. The inflation rates have been revised to 0% for 2022, as short-term inflation had already been factored in the 2022 cost estimates, and 2.3% for the following years. The Company applied 0% market risk premium for 2022, 2.5% for 2023 and 2024, and 5% for the following years.

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

The following table details the changes in the reclamation and remediation liability.

Water Treatment, General Site Maintenance and Environmental Monitoring	$
Liability balance at January 1, 2020	34,117,769
Reclamation spending	(1,559,513)
Accretion expenses	704,349
Reclamation adjustment	9,425,220
Liability balance at December 31, 2020	42,687,825
Reclamation spending	(1,585,396)
Accretion expenses	787,859
Reclamation adjustment	(424,038)
Balance at December 31, 2021	41,466,250

	December 31, 2021	December 31, 2020	January 1, 2020
Current portion	$1,875,298	$1,919,876	$1,785,602
Non-current portion	39,590,952	40,767,949	32,332,167

As at December 31, 2021, the current portion of the reclamation and remediation obligation of $1,875,298 represents the total estimated water treatment, general site maintenance and environmental monitoring costs estimated to be incurred from January 1, 2022 - December 31, 2022.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of December 31, 2021 amount to $3.6mm.

Reclamation and Remediation Bonds	December 31, 2021	December 31, 2020
Idaho Department of Lands	2,893,829	2,867,629
Idaho Department of Environmental Quality	100,000	100,000
Bureau of Land Management - Idaho State Office	631,400	569,500
Total	$3,625,229	$3,537,129

The Company's reclamation and remediation obligations are secured with surety bonds, which are subject to a 2.5% management fee. These surety bonds originally had a 50% cash collateral requirement. The cash collateral requirement decreased from 50% to 0% and the cash collateral was returned to the Company in 2020.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL

As required by IFRS, all references to share capital, common shares outstanding and per share amounts in these consolidated financial statements and the accompanying notes have been restated retrospectively to reflect a 2.5 to 1 share consolidation from July 9, 2020. The Company's outstanding options were adjusted on the same basis as the common shares, with proportionate adjustment being made to the exercise prices.

Share Capital

On July 9, 2020, the Company completed a share consolidation on a 2.5 to 1 basis. The share consolidation reduced the number of outstanding common shares from 119,557,943 to 47,823,177. No fractional common shares have been issued pursuant to the consolidation and any fractional common shares that would have otherwise been issued have been rounded down to the nearest whole number and cancelled.

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2021, the number of total issued and outstanding common shares is 62,170,212 (December 31, 2020 - 54,608,177).

Activities during the year ended December 31, 2021

At the Market ("ATM") Sales

In the first quarter of 2021, the Company sold 41,000 shares under its ATM (as defined below) at an average price of $3.90 for gross proceeds of $159,713 and paid 2.75% brokers' fee in commission.

In the second quarter of 2021, the Company sold 320,950 shares under its ATM at an average price of $3.30 for gross proceeds of $1,057,951 and paid 2.75% brokers' fee in commission.

In the third quarter of 2021, the Company sold 155,000 shares under its ATM at an average price of $2.95 for gross proceeds of $456,957 and paid 2.75% brokers' fee in commission.

The Company did not sell shares under its ATM during the fourth quarter of 2021.

Equity Financings

On September 17, 2021, the Company completed a public bought deal of 6,785,000 common shares with a syndicate of underwriters, at an issue price of $2.55 per share for aggregate gross proceeds of $17,301,750. The Company paid $921,918 in brokers' fee and $375,278 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In February 2021, the Company issued 144,400 common shares related to 144,400 exercised options, for gross proceeds of $292,330.

In March 2021, the Company issued 19,445 common shares related to 15,333 exercised options, for gross proceeds of $35,759, and 4,112 vested RSUs.

In May 2021, the Company approved a cash redemption of 2,056 vested RSUs, and as a result, no shares have been issued related to this transaction.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2021 (continued)

In June 2021, the Company issued 30,000 common shares related to 30,000 exercised options, for gross proceeds of $52,960.

In July 2021, the Company issued 2,000 common shares related to 2,000 exercised options, for gross proceeds of $4,628.

In September 2021, the Company issued 1,333 common shares related to 1,333 exercised options, for gross proceeds of $3,042.

In December 2021, the Company issued 62,907 shares related to its RSU December 15, 2020 grant.

In December 2021, the Company approved cash redemption of 16,494 vested RSUs, and as a result, no shares have been issued for these RSUs.

Activities during the year ended December 31, 2020

In February 2020, the Company announced that it had graduated to Tier 1 of the TSX-V and the remaining 966,563 common shares of Integra held in escrow were released. The number of outstanding common shares of the Company has not change as a result of the escrow release.

On September 14, 2020, the Company completed a public bought deal of 6,785,000 common shares with a syndicate of underwriters, at an issue price of $3.40 per share for aggregate gross proceeds of $23,069,000. The Company paid $1,240,685 in brokers' fee and $661,941 for various other expenses (mostly legal and filing fees) in connection with this public bought deal and the filing of a base shelf prospectus in August 2020.

In December 2020, the Company established an At-The-Market ("ATM") offering and filed a prospectus supplement on December 30, 2020. In the second quarter of 2021, the Company issued its first shares under the ATM.

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases. As at December 31, 2021, the Company had 77,096 (December 31, 2020 - 199,086) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Equity Incentive Awards (continued)

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

Stock Options

A summary of the changes in stock options for the years ended December 31, 2021 and 2020 is as follows:

December 31, 2021			December 31, 2020
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of year	4,816,029	$2.08	4,373,300	$1.96
Granted	491,510	2.31	450,729	3.23
Exercised	(193,066)	1.94*	-	-
Forfeited/Expired	(21,190)	2.37	(8,000)	2.18
Outstanding at the end of year	5,093,283	$2.11	4,816,029	$2.08

*The weighted average share price on the date stock options were exercised during the year ended December 31, 2021 was $3.37 (December 31, 2020 - $Nil).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Stock Options (continued)

The following table provides additional information about outstanding stock options as December 31, 2021:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	1,461,600		$1.96	1,461,600	November 3, 2022
	90,000		$2.60	90,000	February 1, 2023
	100,000		$2.30	100,000	February 28, 2023
	60,000		$1.68	60,000	August 29, 2023
	40,000		$1.65	40,000	September 10, 2023
	731,400		$1.51	731,400	November 23, 2023
	100,000		$1.50	100,000	December 13, 2023
	40,000		$1.64	26,667	January 11, 2024
	50,000		$1.62	33,333	January 16, 2024
	100,000		$2.47	100,000	September 16, 2024
	1,380,567		$2.18	1,057,935	December 17, 2024
	80,000		$1.40	26,666	March 16, 2025
	40,000		$3.39	13,333	September 22, 2025
	40,000		$3.33	13,333	October 5, 2025
	288,206		$3.70	125,235	December 15, 2025
	100,000		$3.38	33,333	February 24, 2026
	391,510		$2.04	43,998	December 16, 2026
Total	5,093,283	2.32	$2.11	4,056,833

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the years ended December 31, 2021 and 2020 is set out below:

	December 31, 2021	December 31, 2020
Balance at beginning of year	$4,767,433	$3,415,790
Share-based payments - options	932,333	1,351,643
Share-based payments - options exercised	(229,214)	-
Balance at the end of year	$5,470,552	$4,767,433

Total share-based payments related to the stock options included in the statements of operations and comprehensive loss and the statements of changes in equity in the year ended December 31, 2021 was $932,333 (December 31, 2020 - $1,351,643).

During the current year ended December 31, 2021, 193,066 stock options were exercised for total gross proceeds of $376,153, and 21,190 stock options were canceled.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - stock options (continued)

On December 16, 2021, the Company granted 391,510 options to its directors, officers, employees, and contractors, at an exercise price of $2.04 per option, with the expiry date December 16, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $312,921, to be amortized over the options vesting period.

On February 24, 2021, the Company granted 100,000 options to its new director, at an exercise price of $3.38 per option, with the expiry date February 24, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $127,797, to be amortized over the options vesting period.

On December 15, 2020, the Company granted 290,729 options to its directors, officers, and contractors, at an exercise price of $3.70 per option, with the expiry date December 15, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $391,614, to be amortized over the options vesting period.

On October 5, 2020, the Company granted 40,000 options to a new employee, at an exercise price of $3.33 per option, with the expiry date October 5, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $71,606, to be amortized over the options vesting period.

On September 22, 2020, the Company granted 40,000 options to a new employee, at an exercise price of $3.39 per option, with the expiry date September 22, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $73,349, to be amortized over the options vesting period.

On March 16, 2020, the Company granted 80,000 options to two new employees, at an exercise price of $1.40 per option, with the expiry date March 16, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $57,293, to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Dividend rate	0%	0%
Expected annualized volatility	51.73% - 51.81%	52.83% - 66.33%
Risk free interest rate	0.53% - 1.12%	0.33% - 0.63%
Expected life of options	3.5 yr	3.5yr - 5yr
Weighted average of strike price of options granted	$2.31	$3.23

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan was increased in the current year ended December 31, 2021 from 600,000 to 1,200,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

A summary of the changes in restricted share units for the years ended December 31, 2021 and 2020 is as follows:

	Restricted share units	Weighted average grant date FV
Outstanding at beginning of year	-	$-
Granted	358,203	$3.70
Outstanding, December 31, 2020	358,203	$3.70
Vested - shares issued	(80,676)	$3.70
Vested - cash redemption (no shares issued)	(18,550)	$3.70

Forfeited/Expired	(16,859)	$3.70
Granted	488,856	$2.08
Outstanding, December 31, 2021*	730,974	$2.81

*Included in the outstanding RSUs are 18,667 vested RSUs for which the settlement has been deferred.

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the years ended December 31, 2021 and 2020 is set out below:

	December 31, 2021	December 31, 2020
Balance at beginning of year	$35,020	$-
Share-based payments - RSUs	837,858	35,020
Share-based payments - RSUs vested	(344,068)	-
Balance at the end of year	$528,810	$35,020

Total share-based payments related to the restricted share units included in the statements of operations and comprehensive loss and the statements of changes in equity in the year ended December 31, 2021 was $837,858 (December 31, 2020 - $35,020).

During the current year ended December 31, 2021, a total of 117,893 RSUs vested (including 18,667 RSUs for which the settlement was deferred to another year) and 16,859 RSUs were canceled.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Restricted Share Units (continued)

On December 16, 2021, the Company granted 488,856 RSUs to its officers and employees. The share-based payment related to these units was calculated as $1,037,359, to be amortized over the unit three-year vesting period.

On December 15, 2020, the Company granted 358,203 RSUs to its officers and employees. The share-based payment related to these units was calculated as $1,257,695, to be amortized over the unit three-year vesting period.

The Company did not issue RSUs prior to 2020.

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan was increased in the current year ended December 31, 2021 from 200,000 to 400,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the years ended December 31, 2021 and 2020 is as follows:

	Deferred share units	Weighted averag grant date FV	Vested	Not vested
Outstanding at beginning of year	-	$-	-	-
Granted	87,500	$3.70	87,500	-
Outstanding, December 31, 2020	87,500	$3.70	87,500	-
Granted	228,168	$2.17	21,517	206,651
Outstanding, December 31, 2021	315,668	$2.61	109,017	206,651

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the years ended December 31, 2021 and 2020 is set out below:

	December 31, 2021	December 31, 2020
Balance at beginning of year	$307,223	$-
Share-based payments - DSUs	92,894	307,223
Balance at the end of year	$400,117	$307,223

Total share-based payments related to the deferred share units included in the statements of operations and comprehensive loss and the statements of changes in equity in the year ended December 31, 2021 was $92,894 (December 31, 2020 - $307,223).

In the current year ended December 31, 2021, the Company issued 30,168 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's March 31, 2021 ($2.70), June 30, 2021 ($2.93), September 30, 2021 ($2.28), and December 31, 2021 ($2.15) closing share price. DSUs granted in the previous periods vested in full at the grant date. DSUs granted in December 2021 will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $75,086, of which $57,881 was expensed by the end of current year.

On December 16, 2021, the Company granted 198,000 DSUs to its directors, and these units will vest in 12 months. The total share-based payment related to these DSUs was calculated as $420,159, to be expensed in 12 months, and $35,013 was expensed by the end of current year.

On December 15, 2020, the Company granted 87,500 DSUs to its directors and these units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $307,223, expensed on December 15, 2020.

The Company did not issue DSUs prior to 2020.

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the years ended December 31, 2021 and 2020 is set out below:

	December 31, 2021	December 31, 2020
Balance at beginning of year	$5,109,676	$3,415,790
Share-based payments - options	932,333	1,351,643
Share-based payments - RSUs	837,858	35,020
Share-based payments - DSUs	92,894	307,223
Options exercised	(229,214)	-
RSUs vested	(344,068)	-
Balance at the end of year	$6,399,479	$5,109,676

Total share-based payments related to the stock options, RSUs, and DSUs included in the statements of operations and comprehensive loss and the statements of changes in equity in the year ended December 31, 2021 was $1,863,085 (December 31, 2020 - $1,693,886).

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

17. CURRENT AND DEFERRED TAX

The Company reported current and deferred tax expense of $Nil during the year ended December 31, 2021 in the consolidated statements of operations and comprehensive loss.

The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	December 31, 2021	December 31, 2020
Income/(loss) before income taxes	$(32,933,645)	$(20,249,424)
Applicable statutory rate	27.00%	27.00%
Income tax expense at statutory rate	(8,892,084)	(5,467,344)
Increase/(decrease) attributable to:
Change in deferred tax assets not recognized	8,122,508	5,337,431
Change in tax rate	530,940	-
Rate differential due to foreign operations	145,053	78,587
Share-based compensation	503,033	457,349
Reclamation	(419,666)	(412,815)
Non-deductible items	10,216	6,792
Income tax expense	$-	$-
Effective tax rate	0%	0%

In the consolidated statements of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset. The composition of deferred tax assets (liabilities) recognized in the consolidated statements of financial position is as follows:

	December 31, 2021	December 31, 2020
Exploration and development expenditures	$(50,964)	$(91,705)
Non-capital losses	249,100	319,425
Right-of-use assets	(198,136)	(227,720)
Total	$-	$-

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2021.

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

17. CURRENT AND DEFERRED TAX (continued)

The amounts of deductible temporary differences and unused tax losses for which the Company has not recognized a deferred tax asset in the consolidated statements of financial position are as follows:

	December 31, 2021	December 31, 2020
Exploration and development expenditures	$41,236,815	$24,472,852
Non-capital losses	42,063,515	25,908,177
Share-issuance costs	3,444,913	3,571,049
Reclamation and remediation liabilities	5,326,843	4,538,985
Finance leases under IFRS 16	932,700	1,006,040
Unrealized foreign exchange losses	1,180,161	795,080
Charitable contributions	14,277	8,718
Accrued liabilities	196,784	-
Total temporary differences and losses for which no deferred tax asset is recognized	$94,396,007	$60,300,901

As of December 31, 2021, and included in the above table, the Company and its subsidiaries had available Canadian non-capital loss carry forwards of approximately $16,737,600(C$21,220,000) which expire between the years 2037 and 2041 for which no deferred tax asset has been recognized and U.S. net operating loss carry forwards of approximately $886,500 which expire in 2037 and approximately $24,439,400 without expiration for which no deferred tax asset has been recognized.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities conducted by the Company during the years ended December 31, 2021 and 2020 are as follows:

Year ended December 31, 2021:

            No significant non-cash activities

      Year ended December 31, 2020:

            No significant non-cash activities

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

19. NET LOSS PER SHARE

	December 31, 2021	December 31, 2020
Net loss for the year	$(32,933,645)	$(20,249,424)
Basic weighted average numbers of share outstanding (000's)	57,032	49,844
Diluted weighted average numbers of shares outstanding (000's)	57,032	49,844
Loss per share:
Basic	$(0.58)	$(0.41)
Diluted*	$(0.58)	$(0.41)

*Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options, RSUs, and DSUs outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

20. SUBSEQUENT EVENTS

  Subsequent to the year-end, the Company sold 427,997 shares under its ATM for gross proceeds of $674,016 and paid 2.75% commission.

21. CHANGE IN PRESENTATION CURRENCY

For comparative purposes, the consolidated statements of financial position as of December 31, 2020 and January 1, 2020 include adjustments to reflect the change in presentation currency from Canadian to US dollars. The amounts previously reported in Canadian dollars as shown below have been translated in US dollars at December 31, 2020 and January 1, 2020 (Note 2.2).

The effect of the translation on the Company's Consolidated Statement of Financial Position as of December 31, 2020 and January 1, 2020 and the Company's Consolidated Statement of Operations and Comprehensive Loss and Consolidated Statement of Cash Flows for the year ended December 31, 2020 is as follows:

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

21. CHANGE IN PRESENTATION CURRENCY (continued)

Consolidated Statements of Financial Position

	December 31, 2020		January 1, 2020
	Previously reported	Translated	Previously reported	Translated
	Canadian $	US $	Canadian $	US $
Assets
Current Assets
Cash and cash equivalents (Note 5)	$37,000,648	$29,061,142	$31,323,346	$24,117,144
Receivables and prepaid expenses (Note 6)	844,877	663,585	709,295	546,114
Loan receivable - current portion (Note 6)	31,515	24,752	-	-
Total Current Assets	37,877,040	29,749,479	32,032,641	24,663,258
Long-Term Deposits (Note 6)	30,204	23,723	21,121	16,262
Restricted Cash (Note 7)	23,100	18,144	1,928,641	1,484,941
Loan receivable - non-current portion (Note 6)	146,733	115,248	-	-
Property, Plant and Equipment (Note 8)	2,091,519	1,642,727	1,436,077	1,105,696
Right-of-Use Assets (Note 9)	1,085,584	852,642	947,310	729,374
Exploration and Evaluation Assets (Note 10)	72,330,024	56,809,632	61,348,921	47,235,079
Total Assets	$113,584,204	$89,211,595	$97,714,711	$75,234,610
Liabilities
Current Liabilities
Trade and other payables (Note 12)	$3,346,166	$2,628,158	$1,310,553	$1,009,048
Current reclamation and remediation liability (Note 15)	2,444,386	1,919,876	2,319,140	1,785,602
Current lease liability (Note 9)	470,713	369,708	305,638	235,323
Current equipment financing liability (Note 13)	168,510	132,351	-	-
Due to related parties (Note 11)	816,811	641,541	509,731	392,463
Total Current Liabilities	7,246,586	5,691,634	4,445,062	3,422,436
Long-Term Lease Liabilities (Note 9)	719,566	565,163	717,042	552,080
Long-Term Equipment Financing Liability (Note 13)	459,252	360,707	-	-
Reclamation and Remediation Liabilities (Note 15)	51,905,753	40,767,949	41,993,019	32,332,167
Total Liabilities	60,331,157	47,385,453	47,155,123	36,306,683
Shareholders' Equity
Share Capital (Note 16)	131,327,665	103,147,710	103,572,785	79,744,984
Reserves (Note 16)	7,458,553	5,834,550	5,186,287	4,140,664
Accumulated Other Comprehensive Loss	(1,019,733)	182,446	(849,663)	2,131,419
Accumulated Deficit	(84,513,438)	(67,338,564)	(57,349,821)	(47,089,140)
Total Equity	53,253,047	41,826,142	50,559,588	38,927,927
Total Liabilities and Equity	$113,584,204	$89,211,595	$97,714,711	$75,234,610

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

21. CHANGE IN PRESENTATION CURRENCY (continued)

Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31, 2020
	Previously reported	Translated
	Canadian $	US $
Operating Expenses
General and Administrative Expenses
Depreciation - Property, plant and equipment (Note 8)	$(405,750)	$(302,470)
Depreciation - Right-of-use assets (Note 9)	(409,665)	(305,389)
Compensation and benefits	(2,765,702)	(2,061,723)
Corporate development and marketing	(823,281)	(613,724)
Office and site administration expenses	(956,466)	(713,011)
Professional fees	(559,259)	(416,906)
Regulatory fees	(345,860)	(257,825)
Stock-based compensation (Note 16)	(2,272,266)	(1,693,886)
	(8,538,249)	(6,364,934)

Exploration and Evaluation Expenses (Note 10)	(17,135,991)	(12,774,217)
Operating Loss	$(25,674,240)	$(19,139,151)
Other Income (Expense)
Interest income	$273,504	$203,887
Lease interest expenses (Note 9)	(92,271)	(68,785)
Financing interest expenses (Note 13)	(29,307)	(21,847)
Rent income - sublease (Note 9)	64,425	48,026
Reclamation accretion expenses (Note 15)	(944,850)	(704,349)
Gain on equipment sold	20,860	15,550
Foreign exchange loss	(781,738)	(582,755)
Total Other Income (Expense)	$(1,489,377)	$(1,110,273)
Net Loss	$(27,163,617)	$(20,249,424)
Other Comprehensive Income (Loss)
Foreign exchange translation	$(170,070)	$(1,948,973)
Presentation currency translation difference	-	2,406,085
Other Comprehensive Income (Loss)	$(170,070)	$457,112
Comprehensive Loss	$(27,333,687)	$(19,792,312)
Net Loss Per Share
- basic and diluted (Note 19)	$(0.54)	$(0.41)
Weighted Average Number of Shares (000's
- basic and diluted (000's) (Note 19)	49,844	49,844

Integra Resources Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021 and 2020 (Expressed in US Dollars)

21. CHANGE IN PRESENTATION CURRENCY (continued)

Consolidated Statements of Cash Flows

	Year ended December 31, 2020
	Previously reported	Translated
	Canadian $	US $
Operations
Net loss	$(27,163,617)	$(20,249,424)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - Property, plant and equipment (Note 8)	405,750	302,470
Depreciation - Right-of-use assets (Note 9)	409,665	305,389
Lease interest expenses (Note 9)	92,271	68,785
Financing interest expenses (Note 13)	29,307	21,847
Reclamation accretion expenses (Note 15)	944,850	704,349
Reclamation expenditures (Note 15)	(1,985,571)	(1,480,166)
Unrealized foreign exchange loss	150,254	411,908
Share-based payment (Note 16)	2,272,266	1,693,886
Net change in non-cash working capital items:
Receivables, prepaid expenses and other assets	(149,216)	(111,235)
Loan receivable (Note 6)	(178,248)	(132,877)
Lease liabilities	(96,944)	(72,268)
Financing liabilities	63,694	47,481
Trade and other payables	1,894,934	1,412,600
Due to related parties	307,080	228,916
Cash flow used in operating activities	(23,003,525)	(16,848,339)
Investing
Additions to property, plant and equipment	(421,228)	(314,009)
Short and long-term investments (Note 7)	1,867,984	1,392,510
Property acquisition costs	(221,674)	(165,250)
Cash flow provided by (used in) investing activities	1,225,082	913,251
Financing
Issuance of common shares (Note 16)	30,393,408	23,069,000
Share issue costs (Note 16)	(2,482,307)	(1,850,464)
Lease principal payments (Note 9)	(362,355)	(270,122)
Financing principal payments (Note 13)	(93,001)	(69,328)
Cash flow provided by financing activities	27,455,745	20,879,086
Increase in cash and cash equivalents	5,677,302	4,943,998
Cash and cash equivalents at beginning of year	31,323,346	24,117,144

Cash and cash equivalents at end of year	$37,000,648	$29,061,142